UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
BIOMED REALTY, L.P.
(Name of Subject Company (Issuer))
BIOMED REALTY, L.P.
(Name of Filing Person (Issuer))
4.50% Exchangeable Senior Notes due 2026
(Title of Class of Securities)
09064AAA9
(CUSIP Number of Class of Securities)
Alan D. Gold
Chairman and Chief Executive Officer
BioMed Realty Trust, Inc.
17190 Bernardo Center Drive
San Diego, California 92128
(858) 485-9840
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))
Copy to:
Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
(858) 523-5400
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$108,359,925	$6,047

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 4.50% Exchangeable Senior Notes due 2026 (the “Notes”) assuming that $107,420,000 aggregate principal amount of outstanding Notes are purchased at 100% of the principal amount, plus $939,925 of accrued and unpaid interest up to, but not including, the date of payment for the Notes.

**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,047	Filing Party:	BioMed Realty, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	November 9, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented to date, the “Schedule TO”) originally filed with the Securities and Exchange Commission on November 9, 2009 by BioMed Realty, L.P. (the “Operating Partnership”), a Maryland limited partnership, which is the operating partnership of BioMed Realty Trust, Inc., a Maryland corporation (“BioMed”). This Schedule TO relates to the offer to purchase by the Operating Partnership, for cash, any and all of its 4.50% Exchangeable Senior Notes due 2026 (the “Notes”) at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to, but not including, the date of purchase upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2009 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Notes were issued by the Operating Partnership pursuant to an Indenture, dated September 25, 2006, among the Operating Partnership, as issuer, BioMed, as guarantor, and U.S. Bank National Association, as trustee.
     The information in the Offer to Purchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment No. 1 is the final amendment to the Schedule TO, and is being filed solely to announce the final results of the Offer.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Offer expired at midnight, New York City time, on Tuesday, December 8, 2009 (the “Expiration Date”). On December 9, 2009, the Operating Partnership announced the acceptance for purchase of all outstanding Notes that were validly tendered and not properly withdrawn as of the Expiration Date. Based on final information provided to the Operating Partnership by D.F. King & Co., Inc., the Depositary for the Offer, $61,270,000.00 aggregate principal amount of Notes was validly tendered and accepted for purchase in the Offer, at a purchase price of 100% of the principal amount of the Notes, plus accrued and unpaid interest up to, but not including, the date of purchase. After the purchase of the Notes pursuant to the Offer, $46,150,000.00 aggregate principal amount of the Notes will remain outstanding. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of $61,806,112.50 will be delivered promptly to tendering holders by the Depositary. The full text of the press release, dated December 9, 2009, announcing the expiration and results of the Offer is filed as
Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(5)(B), (b)(2) and (b)(3), and, as so amended, is restated as follows:

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 9, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press Release, dated November 9, 2009.

(a)(5)(B)**	Press Release, dated December 9, 2009.

(b)(1)	Second Amended and Restated Unsecured Credit Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on August 7, 2007).

(b)(2)	First Amendment to Second Amended and Restated Unsecured Credit Agreement, dated as of November 23, 2009, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on November 30, 2009).

(b)(3)	Second Amendment to Second Amended and Restated Unsecured Credit Agreement, dated as of December 4, 2009, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on December 7, 2009).

(d)(1)	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(2)	Registration Rights Agreement, dated September 25, 2006, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(3)	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007 (incorporated herein by reference to Exhibit 10.1 to BioMed’s Annual Report on Form 10-K filed on February 28, 2007).

(d)(4)	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein (incorporated herein by reference to Exhibit 10.2 to BioMed’s Quarterly Report on Form 10-Q filed on September 20, 2004).

(d)(5)	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.9 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(6)	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.10 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(7)	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.12 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(g)	None.

(h)	None.

*	Previously filed.

**	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2009	BIOMED REALTY, L.P.

By: BioMed Realty Trust, Inc., its general partner

	By: Name:	/s/ Kent Griffin Kent Griffin
	Title:	President, Chief Operating Officer and
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 9, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press Release, dated November 9, 2009.

(a)(5)(B)**	Press Release, dated December 9, 2009.

(b)(1)	Second Amended and Restated Unsecured Credit Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on August 7, 2007).

(b)(2)	First Amendment to Second Amended and Restated Unsecured Credit Agreement, dated as of November 23, 2009, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on November 30, 2009).

(b)(3)	Second Amendment to Second Amended and Restated Unsecured Credit Agreement, dated as of December 4, 2009, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on December 7, 2009).

(d)(1)	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026 (incorporated herein by reference to Exhibit 4.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(2)	Registration Rights Agreement, dated September 25, 2006, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated (incorporated herein by reference to Exhibit 10.1 to BioMed’s Current Report on Form 8-K filed on September 26, 2006).

(d)(3)	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007 (incorporated herein by reference to Exhibit 10.1 to BioMed’s Annual Report on Form 10-K filed on February 28, 2007).

(d)(4)	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein (incorporated herein by reference to Exhibit 10.2 to BioMed’s Quarterly Report on Form 10-Q filed on September 20, 2004).

(d)(5)	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.9 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(6)	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.10 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(d)(7)	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004 (incorporated herein by reference to Exhibit 10.12 to BioMed’s Registration Statement of Form S-11, as amended (File No. 333-115204), filed on May 5, 2004).

(g)	None.

(h)	None.

*	Previously filed.

**	Filed herewith.